Exhibit 99.2

2017

THIRD QUARTER RESULTS

●    Stock Listing Information

NYSE (ADS)

Ticker: CX

Mexican Stock Exchange

Ticker: CEMEXCPO

Ratio of CEMEXCPO to CX = 10:1

●    Investor Relations

In the United States:

+ 1 877 7CX NYSE

In Mexico:

+ 52 (81) 8888 4292

E-Mail:

ir@cemex.com

Operating and financial highlights

	January - September				Third Quarter
	2017	2016	% Var.	l-t-l % Var.*	2017	2016	% Var.	l-t-l % Var.*
Consolidated cement volume	51,310	52,164	(2%)		17,463	17,448	0%
Consolidated ready-mix volume	38,656	38,631	0%		13,220	13,410	(1%)
Consolidated aggregates volume	110,423	110,129	0%		37,659	38,931	(3%)
Net sales	10,244	10,196	0%	2%	3,549	3,475	2%	1%
Gross profit	3,507	3,616	(3%)	(1%)	1,265	1,285	(2%)	(3%)
as % of net sales	34.2%	35.5%	(1.3pp )		35.6%	37.0%	(1.4pp )
Operating earnings before other expenses, net	1,315	1,443	(9%)	(8%)	494	544	(9%)	(10%)
as % of net sales	12.8%	14.2%	(1.4pp )		13.9%	15.6%	(1.7pp )
Controlling interest net income (loss)	916	534	72%		289	286	1%
Operating EBITDA	1,947	2,101	(7%)	(6%)	702	764	(8%)	(8%)
as % of net sales	19.0%	20.6%	(1.6pp )		19.8%	22.0%	(2.2pp )
Free cash flow after maintenance capital expenditures	603	1,048	(42%)		435	548	(21%)
Free cash flow	522	868	(40%)		411	469	(12%)
Total debt plus perpetual notes	11,558	13,965	(17%)		11,558	13,965	(17%)
Earnings (loss)of continuing operations per ADS	0.49	0.34	42%		0.19	0.19	2%
Fully diluted earnings (loss) of continuing operations per ADS (1)	0.48	0.34	41%		0.19	0.18	2%
Average ADSs outstanding	1,508.9	1,485.7	2%		1,537.9	1,489.7	3%
Employees	40,263	41,571	(3%)		40,263	41,571	(3%)

This information does not include discontinued operations. Please see page 14 on this report for additional information.

Cement and aggregates volumes in thousands of metric tons. Ready-mix volumes in thousands of cubic meters.

In millions of US dollars, except volumes, percentages, employees, and per-ADS amounts. Average ADSs outstanding are presented in millions.

Please refer to page 7 for end-of quarter CPO-equivalent units outstanding.

*	Like-to-like (“l-t-l”) percentage variations adjusted for investments/divestments and currency fluctuations.
(1)	For January—September 2016, the effect of the potential dilutive shares generate anti-dilution; therefore, there is no change between the reported basic and diluted loss per share.

Consolidated net sales in the third quarter of 2017 increased to US$3.5 billion, representing an increase of 2%, or an increase of 1% on a like-to-like basis for the ongoing operations and for foreign exchange fluctuations compared with the third quarter of 2016. The increase on a like-to-like basis was due to higher prices for our products in Mexico and the U.S., as well as higher cement volumes in the U.S., Europe, and Asia, Middle East & Africa regions.

Cost of sales as a percentage of net sales increased by 1.4pp during the third quarter of 2017 compared with the same period last year, from 63.0% to 64.4%. The increase was mainly driven by higher energy costs.

Operating expenses as a percentage of net sales increased by 0.4pp during the third quarter of 2017 compared with the same period last year, from 21.3% to 21.7%. The increase was mainly driven by higher distribution expenses.

Operating EBITDA decreased by 8% to US$702 million during the third quarter of 2017 compared with the same period last year. The decrease on a like to like basis was mainly due to lower contributions in South, Central America and the Caribbean, Europe and Asia, Middle East and Africa regions, partially offset by higher contributions from Mexico and the U.S.

Operating EBITDA margin decreased by 2.2pp from 22.0% in the third quarter of 2016 to 19.8% this quarter.

Other expenses, net, for the quarter were US$68 million, mainly due to impairment of assets and severance payments.

Gain on financial instruments for the quarter was a gain of US$95 million, resulting mainly from the gain in sale of the remaining direct interest in Grupo Cementos de Chihuahua.

Foreign exchange results for the quarter was a gain of US$31 million, mainly due to the fluctuation of the Mexican peso versus the U.S. dollar.

Income tax for the quarter had a positive effect of US$28 million mainly due to the reversal of the valuation allowance previously set for some net operating losses (NOL’s)

Controlling interest net income was US$289 million in the third quarter of 2017 versus an income of US$286 million in the same quarter of 2016. The higher income primarily reflects lower financial expenses, better results from financial instruments and a positive income tax, partially offset by lower operating earnings, a lower foreign exchange gain, a negative variation in discontinued operations and higher non-controlling interest net income.

Total debt plus perpetual notes decreased by US$369 million during the quarter.

2017 Third Quarter Results	Page 2

Operating results

Mexico

	January - September				Third Quarter
	2017	2016	% Var.	l-t-l % Var.*	2017	2016	% Var.	l-t-l % Var.*
Net sales	2,314	2,163	7%	10%	782	732	7%	1%
Operating EBITDA	868	797	9%	12%	302	268	13%	7%
Operating EBITDA margin	37.5%	36.8%	0.7pp		38.6%	36.6%	2.0pp

In millions of US dollars, except percentages.

	Domestic gray cement		Ready-mix		Aggregates
Year-over-year percentage variation	January - September	Third Quarter	January - September	Third Quarter	January - September	Third Quarter
Volume	(4%)	(10%)	(2%)	(6%)	(3%)	(4%)
Price (USD)	15%	22%	7%	15%	10%	13%
Price (local currency)	18%	15%	9%	9%	12%	7%

In Mexico, our domestic gray cement, ready mix and aggregates volumes decreased by 10%, 6%, and 4%, respectively, during the third quarter of 2017 versus the same period last year. During the first nine months of the year, domestic gray cement, ready-mix, and aggregates volumes decreased by 4%, 2%, and 3%, respectively, versus the comparable period of 2016. During the quarter construction activity was affected by natural disasters including earthquakes, hurricanes and heavy rains. Our domestic gray cement prices in local currency increased on a year over year and sequential basis by 15% and 2%, respectively, during the quarter.

In the industrial-and-commercial sector, while recent indicators reflect slower growth in retail sales, favorable dynamics continued in shopping malls, hospitality and tourism-related construction. Regarding the self-construction sector, while disposable income was temporarily affected by higher inflation, indicators including job creation and remittances continued to be solid. In the formal residential sector, there has been a recent shift in mortgage dynamics between banking and government-related entities. Mortgage credits from the banking sector, recently reflected a slowdown in credits while mortgages from INFONAVIT rebounded. INFONAVIT is now offering higher-value loans with improved terms and conditions. Low-income housing activity has been affected by a decline in government subsidies. The infrastructure sector was affected by lower investment from the federal government.

United States

	January - September				Third Quarter
	2017	2016	% Var.	l-t-l % Var.*	2017	2016	% Var.	l-t-l % Var.*
Net sales	2,646	2,706	(2%)	3%	916	949	(3%)	2%
Operating EBITDA	447	428	4%	14%	160	176	(9%)	1%
Operating EBITDA margin	16.9%	15.8%	1.1pp		17.4%	18.5%	(1.1pp )

In millions of US dollars, except percentages.

	Domestic gray cement		Ready-mix		Aggregates
Year-over-year percentage variation	January - September	Third Quarter	January - September	Third Quarter	January - September	Third Quarter
Volume	(7%)	(7%)	(4%)	(4%)	(4%)	(8%)
Price (USD)	3%	3%	1%	1%	5%	7%
Price (local currency)	3%	3%	1%	1%	5%	7%

In the United States, our domestic gray cement, ready-mix, and aggregates volumes decreased by 7%, 4%, and 8%, respectively, during the third quarter of 2017 and compared to the same period last year. During the first nine months of the year, domestic gray cement, ready-mix and aggregates volumes decreased by 7%, 4% and 4%, respectively, on a year-over-year basis. Cement volumes on a like-to-like basis, excluding volumes related to the cement plants sold in Odessa and Fairborn, increased 2% during the quarter and 1% year to date. Ready-mix volumes, on a like-to-like basis excluding the West Texas operations, declined by 2% during both the quarter and the first nine months of the year. Aggregates volumes, also on a like-to-like basis, decreased by 4% during the quarter and remained flat during the first nine months of the year, compared with the same periods last year. Cement prices during the quarter on a like-to-like basis increased by 5% year-over-year.

Despite significant precipitation and two hurricanes—Harvey that impacted Houston and Irma that impacted Florida, Georgia and Tennessee—our cement volumes increased 2% during the quarter on a like-to-like basis. The residential sector continued as the main driver of demand during the quarter. Single family housing starts increased 11% in this period supported by low inventories, wage growth, job creation, positive consumer sentiment, and improved lending conditions. Additionally, single-family housing permits increased 10% year-to-date September. In the industrial-and-commercial sector, construction spending increased 4% year-to-date August with cement consumption growth in commerce, office and lodging.

2017 Third Quarter Results	Page 3

Operating results

South, Central America and the Caribbean

	January - September				Third Quarter
	2017	2016	% Var.	l-t-l % Var.*	2017	2016	% Var.	l-t-l % Var.*
Net sales	1,431	1,324	8%	(6%)	472	438	8%	(6%)
Operating EBITDA	366	434	(16%)	(25%)	113	145	(22%)	(28%)
Operating EBITDA margin	25.6%	32.8%	(7.2pp )		23.9%	33.2%	(9.3pp )

In millions of US dollars, except percentages.

	Domestic gray cement		Ready-mix		Aggregates
Year-over-year percentage variation	January - September	Third Quarter	January - September	Third Quarter	January - September	Third Quarter
Volume	13%	12%	(6%)	(7%)	1%	(2%)
Price (USD)	(4%)	(5%)	1%	(1%)	(2%)	(4%)
Price (local currency)	(4%)	(4%)	0%	(0%)	(3%)	(3%)

Our domestic gray cement volumes in the region increased by 12% and 13% during the quarter and the first nine months of the year, respectively, versus the comparable periods last year. Cement volumes on a like-to-like basis, including the regional operations of TCL, decreased by 2% and 1% during the quarter and first nine months of the year, respectively, versus the comparable periods of last year.

In Colombia, during the third quarter our domestic gray cement, ready-mix, and aggregates volumes decreased by 4%, 16%, and 21%, respectively, compared to the third quarter of 2016. For the first nine months of the year, cement, ready-mix, and aggregates volumes decreased by 5%, 15% and 18%, respectively, on a year-over-year basis. Cement consumption during the quarter was affected by weak demand from industrial-and-commercial projects and from high and middle-income housing developments. Although our cement prices declined during the quarter on a sequential basis, point-to-point prices September versus June increased 2%.

Europe

	January - September				Third Quarter
	2017	2016	% Var.	l-t-l % Var.*	2017	2016	% Var.	l-t-l % Var.*
Net sales	2,607	2,580	1%	3%	948	887	7%	2%
Operating EBITDA	265	313	(16%)	(13%)	129	132	(3%)	(7%)
Operating EBITDA margin	10.2%	12.1%	(1.9pp )		13.6%	14.9%	(1.3pp )

In millions of US dollars, except percentages.

	Domestic gray cement		Ready-mix		Aggregates
Year-over-year percentage variation	January - September	Third Quarter	January - September	Third Quarter	January - September	Third Quarter
Volume	7%	10%	5%	(0%)	4%	(1%)
Price (USD)	(1%)	4%	(0%)	7%	(3%)	4%
Price (local currency)	(1%)	(1%)	1%	2%	(0%)	1%

In the Europe region, our volumes for domestic gray cement increased 10%, for ready-mix remained flat and for aggregates decreased 1%, during the third quarter of 2017 on a year-over-year basis. During the first nine months of 2017 our domestic cement, ready-mix and aggregates volumes increased 7%, 5%, and 4%, respectively, compared with the same period of last year.

In the United Kingdom, our domestic gray cement, ready-mix, and aggregates volumes decreased by 6%, 4% and 6%, respectively, during the third quarter of 2017 on a year-over-year basis. For the first nine months of the year our domestic gray cement, ready-mix, and aggregates volumes decreased 8%, 2%, and 3%, respectively, versus the comparable period in 2016. The year-to-date cement volume decline reflects a high base of comparison with the same period last year due to non-recurring industry sales particularly in the first half of 2016, as well as softening market conditions due to political uncertainty. The residential sector was the main driver of demand during the quarter supported by government’s help-to-buy program.

2017 Third Quarter Results	Page 4

Operating results

In Spain, our domestic gray cement, ready-mix, and aggregates volumes increased 40%, 5% and 30%, respectively, during the quarter and on a year-over-year basis. For the first nine months of the year our domestic gray cement and aggregates volumes increased 23% and 30%, respectively, while ready-mix volumes remained flat, versus the comparable period in 2016. Our cement volume growth during the quarter reflects favorable activity from the residential and the industrial-and-commercial sectors. The residential sector benefited from favorable credit conditions and income perspectives, job creation, and pent-up housing demand. The industrial-and-commercial sector was supported by offices, tourism and agricultural projects.

In Germany, our domestic gray cement volumes increased 13%, while our ready-mix and aggregates volumes decreased 4% and 2%, respectively, during the third quarter of 2017 compared with the same period of last year. During the first nine months of the year, our domestic gray cement and ready-mix volumes increased 14% and 2%, respectively, while our aggregates volumes remained flat, compared with the same period of 2016. Cement volume growth reflects our participation in infrastructure projects and strong demand from the residential sector. The infrastructure sector benefited from increased central government spending, while the residential sector continued to benefit from low unemployment and mortgage rates, rising purchasing power as well as immigration.

In Poland, domestic gray cement volumes increased by 8% and 3% during the third quarter and the first nine months of the year, respectively, versus the comparable periods in 2016. Our cement prices during the quarter increased 3% on a year-over-year basis and remained stable on a sequential basis. The residential sector continued with favorable activity supported by low interest rates, low unemployment and governmental sponsored programs. The infrastructure sector activity continued developing during the quarter.

In our operations in France, ready-mix and aggregates volumes both increased by 3%, during the third quarter and on a year-over-year basis. During the first nine months of the year and compared with the same period last year, ready-mix and aggregates volumes increased by 7% and 10%, respectively. In the case of aggregates volumes, there was higher activity in traded aggregates volumes. Volume growth during the quarter reflects continued activity in the residential sector as well as “Grand Paris”-related projects. The residential sector was supported by low interest rates and government’s initiatives including a buy-to-let program and zero-rate loans for first time buyers.

Asia, Middle East and Africa

	January - September				Third Quarter
	2017	2016	% Var.	l-t-l % Var.*	2017	2016	% Var.	l-t-l % Var.*
Net sales	999	1,201	(17%)	(4%)	346	398	(13%)	1%
Operating EBITDA	170	308	(45%)	(35%)	57	111	(49%)	(41%)
Operating EBITDA margin	17.0%	25.6%	(8.6pp )		16.4%	27.9%	(11.5pp )

In millions of US dollars, except percentages.

	Domestic gray cement		Ready-mix		Aggregates
Year-over-year percentage variation	January - September	Third Quarter	January - September	Third Quarter	January - September	Third Quarter
Volume	(7%)	1%	3%	10%	5%	1%
Price (USD)	(26%)	(29%)	(0%)	(1%)	8%	7%
Price (local currency)	(2%)	(3%)	(1%)	(2%)	3%	2%

Our domestic gray cement volumes in the Asia, Middle East and Africa region increased by 1% during the third quarter and decreased by 7% during the first nine months of the year, on a year-over-year basis.

In the Philippines, our domestic gray cement volumes increased by 2% during the third quarter and decreased by 3% during the first nine months of 2017, versus the comparable periods of last year. Cement demand improved during the quarter supported by a pick-up in infrastructure activity and a modest growth in the residential and industrial-and-commercial sectors volumes.

In Egypt, our domestic gray cement volumes decreased by 2% and 14% during the third quarter and the first nine months of 2017, respectively, versus the comparable periods in the previous year. Our cement prices on a year-over-year and on a sequential basis increased by 11% and 8%, respectively. The volume decline during the quarter mainly reflects reduced consumer purchasing power resulting from the currency devaluation in November 2016. Government projects related to the Suez Canal tunnels, the port platforms in the city of Port Said, as well as the new administrative capital, continued during the quarter.

2017 Third Quarter Results	Page 5

Operating EBITDA, free cash flow and debt-related information

Operating EBITDA and free cash flow

	January - September			Third Quarter
	2017	2016	% Var	2017	2016	% Var
Operating earnings before other expenses, net	1,315	1,443	(9%)	494	544	(9%)
+ Depreciation and operating amortization	632	658		208	220

Operating EBITDA	1,947	2,101	(7%)	702	764	(8%)
- Net financial expense	642	762		203	235
- Maintenance capital expenditures	259	250		105	93
- Change in working capital	200	(191)		(109)	(154)
- Taxes paid	203	251		40	43
- Other cash items (net)	47	28		26	18
- Free cash flow discontinued operations	(8)	(47)		2	(20)

Free cash flow after maintenance capital expenditures	603	1,048	(42%)	435	548	(21%)
- Strategic capital expenditures	81	179		24	79

Free cash flow	522	868	(40%)	411	469	(12%)

During the quarter, free cash flow plus proceeds from asset divestments were mainly used for debt repayment.

Our debt during the quarter reflects a negative foreign conversion effect of US$95 million.

Information on debt and perpetual notes

	Third Quarter			Second Quarter		Third Quarter
	2017	2016	% Var	2017		2017	2016
Total debt (1)	11,111	13,523	(18%)	11,483	Currency denomination
Short-term	7%	3%		5%	US dollar	69%	78%
Long-term	93%	97%		95%	Euro	23%	21%
Perpetual notes	446	443	1%	444	Mexican peso	1%	1%
Cash and cash equivalents	449	593	(24%)	418	Other	7%	0%

Net debt plus perpetual notes	11,108	13,372	(17%)	11,509

					Interest rate
Consolidated funded debt (2)/EBITDA (3)	3.98	4.52		4.04	Fixed	69%	72%
					Variable	31%	28%

Interest coverage (3) (4)	3.31	3.03		3.39

In millions of US dollars, except percentages and ratios.

(1)	Includes convertible notes and capital leases, in accordance with International Financial Reporting Standards (IFRS).
(2)	Consolidated funded debt as of September 30, 2017 was US$10,448 million, in accordance with our contractual obligations under the Credit Agreement.
(3)	EBITDA calculated in accordance with IFRS.
(4)	Interest expense calculated in accordance with our contractual obligations under the Credit Agreement.

2017 Third Quarter Results	Page 6

Equity-related and derivative instruments information

Equity-related information

One CEMEX ADS represents ten CEMEX CPOs. The following amounts are expressed in CPO terms.

Beginning-of-quarter CPO-equivalent units outstanding	15,019,585,061
CPOs issued as a result of the conversion of a portion of our 3.75% Convertible Subordinated Notes due 2018 into CEMEX ADS’s	52,027,540
Stock-based compensation	35,622,355
End-of-quarter CPO-equivalent units outstanding	15,107,234,956

Outstanding units equal total CEMEX CPO-equivalent units less CPOs held in subsidiaries, which as of September 30, 2017 were 20,541,277.

CEMEX has outstanding mandatorily convertible securities which, upon conversion, will increase the number of CPOs outstanding by approximately 236 million, subject to antidilution adjustments.

Employee long-term compensation plans

As of September 30, 2017, our executives held 31,151,326 restricted CPOs, representing 0.2% of our total CPOs outstanding as of such date.

Derivative instruments

The following table shows the notional amount for each type of derivative instrument and the aggregate fair market value for all of CEMEX’s derivative instruments as of the last day of each quarter presented.

	Third Quarter				Second Quarter
	2017		2016		2017
In millions of US dollars.	Notional amount	Fair value	Notional amount	Fair value	Notional amount	Fair value
Exchange rate derivatives (1)	1,062	(27)	202	(1)	888	(41)
Equity related derivatives (2) (5)	168	(34)	576	33	289	24
Interest rate swaps (3)	142	21	152	31	142	21
Fuel derivatives (4)	74	12	77	6	91	—

	1,446	(28)	1,007	69	1,410	4

(1)	Exchange rate derivatives are used to manage currency exposures that arise from the regular operations and from expected sale of assets.
(2)	Until June 30, 2017 equity derivatives were related with options on the Parent Company own shares and as of September 30, 2017 to forwards, net of cash collateral, over the shares of Grupo Cementos de Chihuahua, S.A.B. de C.V.
(3)	Interest-rate swap related to our long-term energy contracts.
(4)	Forward contracts negotiated to hedge the price of the fuel consumed in certain operations.
(5)	As required by IFRS, the equity related derivatives fair market value as of September 30, 2017 and 2016 includes a liability of US$37 million, respectively, relating to an embedded derivative in CEMEX’s mandatorily convertible securities.

Under IFRS, companies are required to recognize all derivative financial instruments on the balance sheet as assets or liabilities, at their estimated fair market value, with changes in such fair market values recorded in the income statement, except when transactions are entered into for cash-flow-hedging purposes, in which case changes in the fair market value of the related derivative instruments are recognized temporarily in equity and then reclassified into earnings as the inverse effects of the underlying hedged items flow through the income statement, and/or transactions related to net investment hedges, in which case changes in fair value are recorded directly in equity as part of the currency translation effect, and are reclassified to the income statement only upon disposal of the net investment. As of September 30, 2017, regarding the fair market value recognition of its derivatives portfolio, CEMEX recognized increases in its assets and liabilities resulting in a net liability of US$28 million, including a liability of US$37 million corresponding to an embedded derivative related to our mandatorily convertible securities, which according to our debt agreements, is presented net of the assets associated with the derivative instruments.

2017 Third Quarter Results	Page 7

Operating results

Consolidated Income Statement & Balance Sheet

CEMEX, S.A.B. de C.V. and Subsidiaries

(Thousands of U.S. Dollars, except per ADS amounts)

	January - September				Third Quarter
INCOME STATEMENT	2017	2016	% Var.	like-to-like % Var.*	2017	2016	% Var.	like-to-like % Var.*
Net sales	10,244,388	10,196,410	0%	2%	3,549,077	3,474,899	2%	1%
Cost of sales	(6,737,668)	(6,580,266)	(2%)		(2,283,987)	(2,189,709)	(4%)

Gross profit	3,506,720	3,616,144	(3%)	(1%)	1,265,091	1,285,190	(2%)	(3%)
Operating expenses	(2,192,108)	(2,173,188)	(1%)		(771,010)	(741,659)	(4%)

Operating earnings before other expenses, net	1,314,613	1,442,956	(9%)	(8%)	494,081	543,530	(9%)	(10%)
Other expenses, net	73,226	(82,501)	N/A		(68,134)	(26,950)	(153%)

Operating earnings	1,387,839	1,360,456	2%		425,947	516,581	(18%)
Financial expense	(804,666)	(907,133)	11%		(263,466)	(293,857)	10%
Other financial income (expense), net	114,544	196,841	(42%)		116,123	102,661	13%
Financial income	13,361	17,433	(23%)		4,270	6,334	(33%)
Results from financial instruments, net	202,242	21,598	836%		95,355	22,916	316%
Foreign exchange results	(60,263)	199,710	N/A		30,972	86,973	(64%)
Effects of net present value on assets and liabilities and others, net	(40,796)	(41,901)	3%		(14,474)	(13,562)	(7%)
Equity in gain (loss) of associates	20,491	30,259	(32%)		11,194	13,732	(18%)

Income (loss) before income tax	718,208	680,423	6%		289,798	339,116	(15%)
Income tax	69,726	(123,207)	N/A		27,820	(42,774)	N/A

Profit (loss) of continuing operations	787,934	557,216	41%		317,618	296,342	7%
Discontinued operations	186,304	30,385	513%		(2,816)	7,693	N/A

Consolidated net income (loss)	974,238	587,601	66%		314,802	304,035	4%
Non-controlling interest net income (loss)	57,796	54,022	7%		25,634	18,449	39%

Controlling interest net income (loss)	916,441	533,579	72%		289,168	285,586	1%

Operating EBITDA	1,946,631	2,100,607	(7%)	(6%)	701,896	763,503	(8%)	(8%)
Earnings (loss) of continued operations per ADS	0.49	0.34	42%		0.19	0.19	2%
Earnings (loss) of discontinued operations per ADS	0.12	0.02	504%		(0.00)	0.01	N/A

	As of September 30
BALANCE SHEET	2017	2016	% Var.
Total assets	29,194,971	30,369,239	(4%)
Cash and cash equivalents	449,489	593,492	(24%)
Trade receivables less allowance for doubtful accounts	1,729,661	1,709,675	1%
Other accounts receivable	228,942	252,505	(9%)
Inventories, net	991,378	948,390	5%
Assets held for sale	84,533	670,998	(87%)
Other current assets	130,549	155,001	(16%)
Current assets	3,614,552	4,330,061	(17%)
Property, machinery and equipment, net	11,831,863	11,747,242	1%
Other assets	13,748,556	14,291,936	(4%)

Total liabilities	18,245,955	20,443,739	(11%)
Liabilities held for sale	—	18,018	(100%)
Other current liabilities	4,894,386	4,298,777	14%
Current liabilities	4,894,386	4,316,795	13%
Long-term liabilities	9,632,980	11,894,429	(19%)
Other liabilities	3,718,589	4,232,515	(12%)

Total Stockholder’s equity	10,949,016	9,925,500	10%
Non-controlling interest and perpetual instruments	1,489,568	1,404,144	6%
Total Controlling interest	9,459,448	8,521,356	11%

2017 Third Quarter Results	Page 8

Operating results

Consolidated Income Statement & Balance Sheet

CEMEX, S.A.B. de C.V. and Subsidiaries

(Thousands of Mexican Pesos in nominal terms, except per ADS amounts)

	January - September			Third Quarter
INCOME STATEMENT	2017	2016	% Var.	2017	2016	% Var.
Net sales	192,594,503	186,288,410	3%	63,812,408	65,953,576	(3%)
Cost of sales	(126,668,163)	(120,221,459)	(5%)	(41,066,079)	(41,560,678)	1%

Gross profit	65,926,339	66,066,950	(0%)	22,746,329	24,392,899	(7%)
Operating expenses	(41,211,623)	(39,704,137)	(4%)	(13,862,756)	(14,076,691)	2%

Operating earnings before other expenses, net	24,714,716	26,362,814	(6%)	8,883,573	10,316,208	(14%)
Other expenses, net	1,376,651	(1,507,291)	N/A	(1,225,042)	(511,502)	(139%)

Operating earnings	26,091,368	24,855,522	5%	7,658,531	9,804,706	(22%)
Financial expense	(15,127,718)	(16,573,314)	9%	(4,737,125)	(5,577,413)	15%
Other financial income (expense), net	2,153,431	3,596,289	(40%)	2,087,885	1,948,499	7%
Financial income	251,189	318,505	(21%)	76,774	120,225	(36%)
Results from financial instruments, net	3,802,146	394,602	864%	1,714,474	434,941	294%
Foreign exchange results	(1,132,948)	3,648,706	N/A	556,871	1,650,748	(66%)
Effects of net present value on assets and liabilities and others, net	(766,956)	(765,524)	(0%)	(260,234)	(257,416)	(1%)
Equity in gain (loss) of associates	385,230	552,830	(30%)	201,269	260,634	(23%)

Income (loss) before income tax	13,502,311	12,431,327	9%	5,210,561	6,436,425	(19%)
Income tax	1,310,850	(2,250,986)	N/A	500,211	(811,856)	N/A

Profit (loss) of continuing operations	14,813,161	10,180,341	46%	5,710,772	5,624,569	2%
Discontinued operations	3,502,507	555,135	531%	(50,636)	146,015	N/A

Consolidated net income (loss)	18,315,668	10,735,476	71%	5,660,137	5,770,585	(2%)
Non-controlling net income (loss)	1,086,570	986,979	10%	460,894	350,165	32%

Controlling net income (loss)	17,229,098	9,748,497	77%	5,199,243	5,420,419	(4%)

Operating EBITDA	36,596,662	38,378,098	(5%)	12,620,097	14,491,282	(13%)
Earnings (loss) of continued operations per ADS	9.15	6.25	46%	3.43	3.56	(4%)
Earnings (loss) of discontinued operations per ADS	2.32	0.37	521%	(0.03)	0.10	N/A

	As of September 30
BALANCE SHEET	2017	2016	% Var.
Total assets	532,808,223	588,859,552	(10%)
Cash and cash equivalents	8,203,166	11,507,804	(29%)
Trade receivables less allowance for doubtful accounts	31,566,320	33,150,596	(5%)
Other accounts receivable	4,178,189	4,896,077	(15%)
Inventories, net	18,092,650	18,389,291	(2%)
Assets held for sale	1,542,734	13,010,653	(88%)
Other current assets	2,382,519	3,005,470	(21%)
Current assets	65,965,578	83,959,891	(21%)
Property, machinery and equipment, net	215,931,498	227,779,020	(5%)
Other assets	250,911,148	277,120,641	(9%)

Total liabilities	332,988,676	396,404,106	(16%)
Liabilities held for sale	—	349,369	(100%)
Other current liabilities	89,322,546	83,353,286	7%
Current liabilities	89,322,546	83,702,655	7%
Long-term liabilities	175,801,884	230,632,986	(24%)
Other liabilities	67,864,245	82,068,465	(17%)

Total stockholders’ equity	199,819,547	192,455,446	4%
Non-controlling interest and perpetual instruments	27,184,614	27,226,354	(0%)
Total controlling interest	172,634,933	165,229,092	4%

2017 Third Quarter Results	Page 9

Operating results

Operating Summary per Country

In thousands of U.S. dollars

	January - September				Third Quarter
NET SALES	2017	2016	% Var.	like-to-like % Var. *	2017	2016	% Var.	like-to-like % Var. *
Mexico	2,313,894	2,162,890	7%	10%	782,045	731,667	7%	1%
U.S.A.	2,646,458	2,705,776	(2%)	3%	915,721	948,834	(3%)	2%
South, Central America and the Caribbean	1,430,695	1,323,894	8%	(6%)	472,475	437,916	8%	(6%)
Europe	2,606,998	2,579,793	1%	3%	947,510	886,827	7%	2%
Asia, Middle East and Africa	998,639	1,201,381	(17%)	(4%)	345,877	398,138	(13%)	1%
Others and intercompany eliminations	247,703	222,676	11%	8%	85,450	71,518	19%	19%

TOTAL	10,244,388	10,196,410	0%	2%	3,549,077	3,474,899	2%	1%

GROSS PROFIT
Mexico	1,253,738	1,145,857	9%	13%	438,853	388,376	13%	7%
U.S.A.	708,142	703,072	1%	6%	261,130	268,016	(3%)	2%
South, Central America and the Caribbean	535,861	571,885	(6%)	(15%)	170,683	192,628	(11%)	(16%)
Europe	686,248	728,603	(6%)	(4%)	284,160	277,025	3%	(2%)
Asia, Middle East and Africa	300,393	427,533	(30%)	(19%)	100,950	153,507	(34%)	(25%)
Others and intercompany eliminations	22,337	39,195	(43%)	(48%)	9,315	5,638	65%	3%

TOTAL	3,506,720	3,616,144	(3%)	(1%)	1,265,091	1,285,190	(2%)	(3%)

OPERATING EARNINGS BEFORE OTHER EXPENSES, NET
Mexico	778,998	699,278	11%	15%	270,851	235,927	15%	9%
U.S.A.	195,238	159,823	22%	54%	83,244	84,549	(2%)	16%
South, Central America and the Caribbean	299,150	377,358	(21%)	(30%)	91,484	125,887	(27%)	(33%)
Europe	120,087	163,903	(27%)	(24%)	77,830	82,826	(6%)	(10%)
Asia, Middle East and Africa	123,571	251,433	(51%)	(44%)	41,462	92,517	(55%)	(49%)
Others and intercompany eliminations	(202,432)	(208,840)	3%	(2%)	(70,790)	(78,177)	9%	15%

TOTAL	1,314,613	1,442,956	(9%)	(8%)	494,081	543,530	(9%)	(10%)

2017 Third Quarter Results	Page 10

Operating results

Operating Summary per Country

EBITDA in thousands of U.S. dollars. EBITDA margin as a percentage of net sales.

	January - September				Third Quarter
OPERATING EBITDA	2017	2016	% Var.	like-to-like % Var. *	2017	2016	% Var.	like-to-like % Var. *
Mexico	868,357	796,987	9%	12%	301,895	267,506	13%	7%
U.S.A.	446,668	428,445	4%	14%	159,629	175,653	(9%)	1%
South, Central America and the Caribbean	365,706	434,077	(16%)	(25%)	112,949	145,209	(22%)	(28%)
Europe	264,676	313,240	(16%)	(13%)	128,686	132,208	(3%)	(7%)
Asia, Middle East and Africa	169,768	308,082	(45%)	(35%)	56,852	111,268	(49%)	(41%)
Others and intercompany eliminations	(168,544)	(180,224)	6%	1%	(58,115)	(68,341)	15%	22%

TOTAL	1,946,631	2,100,607	(7%)	(6%)	701,896	763,503	(8%)	(8%)

OPERATING EBITDA MARGIN
Mexico	37.5%	36.8%			38.6%	36.6%
U.S.A.	16.9%	15.8%			17.4%	18.5%
South, Central America and the Caribbean	25.6%	32.8%			23.9%	33.2%
Europe	10.2%	12.1%			13.6%	14.9%
Asia, Middle East and Africa	17.0%	25.6%			16.4%	27.9%

TOTAL	19.0%	20.6%			19.8%	22.0%

2017 Third Quarter Results	Page 11

Operating results

Volume Summary

Consolidated volume summary

Cement and aggregates: Thousands of metric tons.

Ready-mix: Thousands of cubic meters.

	January - September			Third Quarter
	2017	2016	% Var.	2017	2016	% Var.
Consolidated cement volume [1]	51,310	52,164	(2%)	17,463	17,448	0%
Consolidated ready-mix volume	38,656	38,631	0%	13,220	13,410	(1%)
Consolidated aggregates volume	110,423	110,129	0%	37,659	38,931	(3%)

Per-country volume summary

DOMESTIC GRAY CEMENT VOLUME	January - September 2017 Vs. 2016	Third Quarter 2017 Vs. 2016	Third Quarter 2017 Vs. Second Quarter 2017
Mexico	(4%)	(10%)	(10%)
U.S.A.	(7%)	(7%)	3%
South, Central America and the Caribbean	13%	12%	(2%)
Europe	7%	10%	(0%)
Asia, Middle East and Africa	(7%)	1%	7%

READY-MIX VOLUME
Mexico	(2%)	(6%)	1%
U.S.A.	(4%)	(4%)	(1%)
South, Central America and the Caribbean	(6%)	(7%)	(1%)
Europe	5%	(0%)	(2%)
Asia, Middle East and Africa	3%	10%	8%

AGGREGATES VOLUME
Mexico	(3%)	(4%)	4%
U.S.A.	(4%)	(8%)	(7%)
South, Central America and the Caribbean	1%	(2%)	(6%)
Europe	4%	(1%)	(4%)
Asia, Middle East and Africa	5%	1%	8%

[1]	Consolidated cement volume includes domestic and export volume of gray cement, white cement, special cement, mortar and clinker.

2017 Third Quarter Results	Page 12

Operating results

Price Summary

Variation in U.S. Dollars

DOMESTIC GRAY CEMENT PRICE	January - September 2017 Vs. 2016	Third Quarter 2017 Vs. 2016	Third Quarter 2017 Vs. Second Quarter 2017
Mexico	15%	22%	5%
U.S.A.	3%	3%	(0%)
South, Central America and the Caribbean (*)	(4%)	(5%)	(0%)
Europe (*)	(1%)	4%	4%
Asia, Middle East and Africa (*)	(26%)	(29%)	(3%)

READY-MIX PRICE
Mexico	7%	15%	5%
U.S.A.	1%	1%	1%
South, Central America and the Caribbean (*)	1%	(1%)	(0%)
Europe (*)	(0%)	7%	4%
Asia, Middle East and Africa (*)	(0%)	(1%)	1%

AGGREGATES PRICE
Mexico	10%	13%	1%
U.S.A.	5%	7%	4%
South, Central America and the Caribbean (*)	(2%)	(4%)	4%
Europe (*)	(3%)	4%	3%
Asia, Middle East and Africa (*)	8%	7%	1%

Variation in Local Currency

DOMESTIC GRAY CEMENT PRICE	January - September 2017 Vs. 2016	Third Quarter 2017 Vs. 2016	Third Quarter 2017 Vs. Second Quarter 2017
Mexico	18%	15%	2%
U.S.A.	3%	3%	(0%)
South, Central America and the Caribbean (*)	(4%)	(4%)	(1%)
Europe (*)	(1%)	(1%)	(1%)
Asia, Middle East and Africa (*)	(2%)	(3%)	(2%)

READY-MIX PRICE
Mexico	9%	9%	2%
U.S.A.	1%	1%	1%
South, Central America and the Caribbean (*)	0%	(0%)	(0%)
Europe (*)	1%	2%	(0%)
Asia, Middle East and Africa (*)	(1%)	(2%)	1%

AGGREGATES PRICE
Mexico	12%	7%	(2%)
U.S.A.	5%	7%	4%
South, Central America and the Caribbean (*)	(3%)	(3%)	4%
Europe (*)	(0%)	1%	(1%)
Asia, Middle East and Africa (*)	3%	2%	1%

(*)	Volume weighted-average price.

2017 Third Quarter Results	Page 13

Other information

Mexican Tax Reform 2016

In October 2015, a new tax reform approved by Congress (the “new tax reform”) which became effective in January 1, 2016 granted entities the option to settle a portion of the liability for the exit of the tax consolidation regime using available tax loss carryforwards of the previously consolidated entities, considering a discount factor, and a tax credit to offset certain items of the aforementioned liability. Consequently, during 2015, because of payments made, the liability was further reduced to approximately US$784 million, which after the application of tax credits and assets for tax loss carryforwards (as provided by the new tax reform) which had a book value for CEMEX before discount of approximately US$537 million, as of December 31, 2015, the Parent Company’s liability was reduced to approximately US$192 million. In the first half of 2016, CEMEX paid US$41 million regarding this liability. In the first half of 2017, CEMEX paid US$46 million regarding this liability. All USD amounts are based on an exchange rate of Ps20.72 to US$1.00 as of December 31, 2016.

Capped Calls

In relation to the capped calls that had been purchased by CEMEX with proceeds of subordinated convertibles notes issued in March 2011 due in March 2018, year-to-date we have amended capped calls transactions maturing in March 2018 over approximately 71 million CEMEX ADSs, with the purpose of unwinding the position, pursuant to which CEMEX has received year-to-date an aggregate amount of approximately U.S.$103 million in cash.

CEMEX sale of direct stake in GCC

On September 28, 2017, CEMEX announced the sale of 31,483,332 shares of common stock of Grupo Cementos de Chihuahua, S.A.B. de C.V. (“GCC”), which represents approximately 9.47% of the equity capital of GCC. Proceeds from the sale were approximately U.S.$168 million, which will be used mainly for debt reduction and for general corporate purposes. CEMEX continues to have an approximate 20% indirect interest in GCC through CAMCEM, S.A. de C.V., an entity that owns a majority interest in GCC and in which CEMEX has a direct interest. The sale of the GCC shares comprised the remainder of CEMEX’s direct interest in GCC which was not previously sold in February of 2017, and was made in the context of CEMEX’s previously announced global asset divestiture plans. After the sale of the GCC shares was completed, CEMEX also entered into forward contracts on GCC’s stock price, which are payable in cash, but may be unwound earlier at CEMEX’s option. Under the forward contracts, CEMEX will retain exposure to the GCC stock price. The forwards transactions have an 18-month tenor. GCC is not a party to these forward contracts.

Discontinued Operations, Other Disposal Groups and Assets held for Sale

Discontinued Operations

On June 30, 2017, CEMEX announced that after approval from regulators, one of its subsidiaries in the U.S. closed the divestment of its Pacific Northwest Materials Business consisting of aggregate, asphalt and ready mix concrete operations in Oregon and Washington to Cadman Materials, Inc., part of Lehigh Hanson, Inc. and the U.S. subsidiary of HeidelbergCement Group, for approximately US$150 million. Considering the disposal of the entire Pacific Northwest Materials Business, their operations for the six-month period ended June 30, 2017 and the nine-month period ended September 30, 2016, included in CEMEX’s statements of operations were reclassified net of tax to the single line item “Discontinued Operations.” CEMEX determined a net gain on disposal of these assets for approximately US$22 million recognized during June 2017 as part of discontinued operations, which included a proportional allocation of goodwill for approximately US$73 million.

On November 28, 2016, CEMEX announced that one of its subsidiaries in the United States signed a definitive agreement to divest its Concrete Reinforced Pipe Manufacturing Business (“Concrete Pipe Business”) in the United States to Quikrete Holdings, Inc. (“Quikrete”) for

approximately US$500 million plus an additional US$40 million contingent consideration based on future performance. On January 31, 2017, after the satisfaction of certain conditions precedent including approval from regulators, CEMEX announced the closing of the sale to Quikrete according to the agreed upon price conditions. Considering the disposal of the entire Concrete Pipe Business, their operations for the one-month period ended January 31, 2017 and the nine-month period ended September 30 2016, included in CEMEX’s statements of operations were reclassified net of tax to the single line item “Discontinued Operations.” CEMEX determined a net gain on disposal of these assets for approximately US$148 million recognized during January 2017 as part of discontinued operations, which included a proportional allocation of goodwill for approximately US$260 million.

On May 26, 2016, CEMEX concluded the sale to SIAM City Cement Public Company limited (“SIAM Cement”) of its operations in Bangladesh and Thailand for approximately US$53 million. CEMEX’s operations in Bangladesh and Thailand for the period from January 1 to May 26, 2016 included in CEMEX’s statement of operations for the nine-month period ended September 30, 2016 were reclassified net of tax to the single line item “Discontinued operations.”

In connection with an agreement signed between CEMEX and Duna-Dráva Cement on August 12, 2015 for the sale of its Croatian operations, including assets in Bosnia and Herzegovina, Montenegro and Serbia (jointly the “Croatian Operations”), CEMEX reported its Croatian Operations net of tax in the single line item of discontinued operations until the first quarter of 2017. On April 5, 2017, CEMEX announced that the European Commission issued a decision that ultimately did not allow Duna-Dráva Cement to purchase the aforementioned operations. Consequently, the transaction was cancelled and CEMEX maintained its Croatian Operations and continue to operate them. For the nine-month periods ended September 30, 2017 and 2016, the Croatian Operations are presented line-by-line in the statements of operations.

The following table presents condensed combined information of the statement of operations of CEMEX discontinued operations mainly: a) the Concrete Pipe Business for the one-month period ended January 31, 2017 and the nine-month period ended September 30 2016; b) Pacific Northwest Materials Business for the six-month period ended June 2017 and the nine-month period ended September 30, 2016; and c) Bangladesh and Thailand for the period from January 1 to May 26, 2016:

INCOME STATEMENT	Jan-Sep		Third Quarter
(Millions of Mexican pesos)	2017	2016	2017	2016
Sales	1,549	6,819	—	2,393
Cost of sales and operating	(1,531)	(6,509)	—	(2,215)
Other expenses, net	14	(1)	—	6
Interest expense, net and others	(3)	(71)	—	(7)

Income (loss) before income tax	29	239	—	177

Income tax	—	(78)	—	(22)

Net income (loss)	29	161		155

Non controlling interest net income	—	—	—	—

Controlling interest net income	29	161	—	155

Net gain on sale	3,474	394	(51)	(9)

Discontinued operations	3,503	555	(51)	146

2017 Third Quarter Results	Page 14

Other information

Other disposal groups

Other disposal groups do not represent the disposal of an entire sector or line of business and, due to the remaining ongoing activities and the relative size, are not considered discontinued operations and were consolidated by CEMEX line-by-line in the statement of operations for all reported periods. The main disposal groups are as follows:

On November 18, 2016, a subsidiary of CEMEX in the United States closed the sale to an affiliate of Grupo Cementos de Chihuahua, S.A.B. de C.V. (“GCC”) of certain assets consisting in CEMEX’s cement plant in Odessa, Texas, two cement terminals and the building materials business in El Paso, Texas and Las Cruces, New Mexico, for an amount of approximately US$306 million. Odessa plant has an annual production capacity of approximately 537 thousand tons. CEMEX’s statement of operations for the nine-month period ended September 30, 2016 includes the operations of these assets consolidated line-by-line.

On September 12, 2016, CEMEX announced that one of its subsidiaries in the United States signed a definitive agreement for the sale of its Fairborn, Ohio cement plant and cement terminal in Columbus, Ohio to Eagle Materials Inc. (“Eagle Materials”) for approximately US$400 million. Fairborn plant has an annual production capacity of approximately 730 thousand tons. On February 10, 2017, CEMEX announced that such subsidiary in the United States closed the divestment of these assets. CEMEX’s statements of operations include the operations of the Fairborn cement plant and the Columbus cement terminal consolidated line-by-line for the period in 2017 until their disposal in February 10 and for the nine-month period ended September 30, 2016. CEMEX determined a net gain on disposal of these assets for approximately US$188 million recognized during February 2017 as part of Other expenses, net, which included a proportional allocation of goodwill for approximately US$211 million.

The following table presents selected combined statement of operations information of the net assets sold to GCC for the nine-month period ended September 30, 2016 and those sold to Eagle Materials for the period in 2017 until their disposal in February 10 and for the nine-month period ended September 30, 2016:

SELECTED INFORMATION	Jan - Sep		Third Quarter
(Millions of Mexican pesos)	2017	2016	2017	2016
Sales	86	2,585	—	1,035
Cost of sales and operating Expenses	(71)	(2,247)	—	(828)
Operating earnings before other expenses, net	15	338	—	207

2017 Third Quarter Results	Page 15

Definitions of terms and disclosures

Methodology for translation, consolidation, and presentation of results

Under IFRS, beginning January 1, 2008, CEMEX translates the financial statements of foreign subsidiaries using exchange rates at the reporting date for the balance sheet and the exchange rates at the end of each month for the income statement. CEMEX reports its consolidated results in Mexican pesos.

For the reader’s convenience, beginning June 30, 2008, US dollar amounts for the consolidated entity are calculated by converting the nominal Mexican peso amounts at the end of each quarter using the average MXN/US$ exchange rate for each quarter. The exchange rates used to convert results for the third quarter of 2017 and the third quarter of 2016 are 17.98 and 18.98 Mexican pesos per US dollar, respectively.

Per-country/region figures are presented in US dollars for the reader’s convenience. Figures presented in US dollars for Mexico, as of September 30, 2017, and September 30, 2016, can be converted into their original local currency amount by multiplying the US-dollar figure by the corresponding average exchange rates for 2017 and 2016, provided below.

Breakdown of regions

The South, Central America and the Caribbean region includes CEMEX’s operations in Argentina, Bahamas, Brazil, Colombia, Costa Rica, the Dominican Republic, El Salvador, Guatemala, Haiti, Jamaica, Trinidad & Tobago, Barbados, Nicaragua, Panama, Peru, and Puerto Rico, as well as trading operations in the Caribbean region.

Europe includes operations in Spain, Croatia, the Czech Republic, France, Germany, Latvia, Poland, and the United Kingdom, as well as trading operations in several Nordic countries.

The Asia, Middle East and Africa region includes operations in Egypt, Israel and the Philippines.

Definition of terms

Free cash flow equals operating EBITDA minus net interest expense, maintenance and strategic capital expenditures, change in working capital, taxes paid, and other cash items (net other expenses less proceeds from the disposal of obsolete and/or substantially depleted operating fixed assets that are no longer in operation and coupon payments on our perpetual notes).

Maintenance capital expenditures investments incurred for the purpose of ensuring the company’s operational continuity. These include capital expenditures on projects required to replace obsolete assets or maintain current operational levels, and mandatory capital expenditures, which are projects required to comply with governmental regulations or company policies.

Net debt equals total debt (debt plus convertible bonds and financial leases) minus cash and cash equivalents.

Operating EBITDA equals operating earnings before other expenses, net, plus depreciation and operating amortization.

pp equals percentage points

Prices all references to pricing initiatives, price increases or decreases, refer to our prices for our products

Strategic capital expenditures investments incurred with the purpose of increasing the company’s profitability. These include capital expenditures on projects designed to increase profitability by expanding capacity, and margin improvement capital expenditures, which are projects designed to increase profitability by reducing costs.

Working capital equals operating accounts receivable (including other current assets received as payment in kind) plus historical inventories minus operating payables.

Earnings per ADS

The number of average ADSs outstanding used for the calculation of earnings per ADS was 1,537.9 million for the third quarter of 2017; 1,508.9 million for year-to-date 2017; 1,489.7 million for the third quarter of 2016; and 1,485.7 million for year-to-date 2016.

According to the IAS 33 Earnings per share, the weighted-average number of common shares outstanding is determined considering the number of days during the accounting period in which the shares have been outstanding, including shares derived from corporate events that have modified the stockholder’s equity structure during the period, such as increases in the number of shares by a public offering and the distribution of shares from stock dividends or recapitalizations of retained earnings and the potential diluted shares (Stock options, Restricted Stock Options and Mandatory Convertible Shares). The shares issued because of share dividends, recapitalizations and potential diluted shares are considered as issued at the beginning of the period.

Exchange rates	January - September		Third Quarter		Third Quarter
	2017 Average	2016 Average	2017 Average	2016 Average	2017 End of period	2016 End of period
Mexican peso	18.8	18.27	17.98	18.98	18.25	19.39
Euro	0.8939	0.8972	0.8463	0.8966	0.8464	0.8901
British pound	0.7783	0.7252	0.7606	0.7649	0.7464	0.7709

Amounts provided in units of local currency per US dollar.

2017 Third Quarter Results	Page 16